FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 11, 2003
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Ness Ziona
P.O.B 266 Rehovoth

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicateby check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s press release regarding the appointment of a new member of the board of directors.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2003	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail : info@nova.co.il	E-mail :Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Nova Measuring Instruments Ltd. announces the appointment of a new member of the board of directors

Rehovoth, Israel, November 11, 2003 — Nova Measuring Instruments Ltd. (NASDAQ: NVMI), the worldwide market leader in Integrated Metrology systems for the semiconductor industry, announced today that its Board of Directors have resolved to appoint Dr. Michael Brunstein as a member of the Company’s Board of Directors.

During the years 1983 – 1999, Dr. Brunstein served as a Managing Director of Applied Materials Israel Ltd. Prior to that, Dr Brunstein served as President of Opal Inc. and as a Director of New Business Development in Optrotech Ltd.

At present, Dr. Brunstein serves as a chairman and board member in several Israeli companies, as well as the Israel Association of Electronics Industries and the Israel-US chamber of Commerce and Industry.

“Micha brings with him over 25 years of experience within the semiconductor, electronic and optical industries in various technical and managerial positions,” says Dr. Giora Dishon, President and CEO of Nova. “His experience and guidance as a board member will be a significant asset to Nova. We look forward to a close and successful working relationship with him.”

Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and M.Sc. and Ph.D. degrees in Physics from the Tel Aviv University.

About Nova:

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.